The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Subject to Completion, dated March 18, 2014
Pricing Supplement to the Prospectus dated June 22, 2011 and the Prospectus Supplement dated June 22, 2011
US$●
Senior Medium-Term Notes, Series B
Fixed to Floating Rate Conditional Interest Notes with Buffered Downside Protection, due April 30, 2021
Linked to the S&P 500® Index

•
This pricing supplement relates to an offering of Fixed to Floating Rate Conditional Interest Notes with Buffered Downside Protection. The return on the notes is linked to the S&P 500® Index (the “Index”).

•	Investors in the notes may lose up to 75% of their principal amount at maturity.

•	All payments on the notes are subject to the credit risk of Bank of Montreal.

•
The payment at maturity will be based on the closing level of the Index on the valuation date. If the closing level of the Index on the valuation date is greater than or equal to 75% of its level on the pricing date (the “Buffer Level”), the investor will receive at maturity the principal amount. If the closing level of the Index is less than the Buffer Level, the investor will lose at maturity 1% of the principal amount for each 1% that the level of the Index decreases by more than 25% from its level on the pricing date.

•	Interest is payable on the notes on the last business day of each April, July, October and January, beginning on July 31, 2014.

•	During the first year of the notes, the notes will pay interest at a fixed rate of 1% per annum, regardless of the performance of the Index.

•
Beginning during the second year of the term of the notes, the notes will pay interest at a floating rate per annum equal to three-month LIBOR plus a “Spread” of 1.75%, if the closing level of the Index on the applicable quarterly Index Observation Date is greater than or equal to the Buffer Level.  It is possible that you will receive no interest payments after the first year of the term of the notes.

•	The offering is expected to price on April 25, 2014, and the notes are expected to settle on or about April 30, 2014.

•	The notes are scheduled to mature on April 30, 2021.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interests)” below.

•	The notes will not be listed on any securities exchange.

Investing in the notes involves risks, including those described in the “Risk Factors” section beginning on page PS-6 of this pricing supplement, and “Risk Factors” section beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, the estimated initial value of the notes is $925.00 per $1,000 in principal amount, based on the terms set forth above. The estimated initial value of the notes on the pricing date may differ from this value but will not be less than $900.00 per $1,000 in principal amount.  However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$●	US$●

Total	US$●	US$●	US$●

(1) The actual agent’s commission will be set forth in the final pricing supplement.

BMO CAPITAL MARKETS

SUMMARY INFORMATION

Index:	S&P 500® Index (Bloomberg symbol: SPX). See the section below entitled “The S&P 500® Index” for additional information about the Index.

Payment at Maturity:	If the Final Level is greater than or equal to the Buffer Level, then the investors will receive at maturity an amount equal to the principal amount of the notes, plus any accrued and unpaid interest.

If the Final Level is less than the Buffer Level, then the amount that investors will receive at maturity, in addition to any accrued and unpaid interest, will equal:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

You could lose a substantial portion of your principal amount if the level of the Index decreases after the pricing date.  In addition, your payment at maturity will not exceed the principal amount of the notes plus any interest payable.

Initial Level:	[•]. The Initial Level will be set forth in the final pricing supplement for the notes.

Final Level:	The closing level of the Index on the valuation date.

Buffer Level:	75% of the Initial Level.

Buffer Percentage:	25%. Accordingly, you will receive the principal amount of your notes at maturity only if the level of the Index does not decrease by more than 25%.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Reference Rate:
3-month USD LIBOR.  The Reference Rate will be determined based on the Reuters page “LIBOR01” (or any successor page) as of 11:00 A.M., London time, on the relevant Interest Fixing Date, for deposits of U.S. Dollars with a 3-month maturity beginning on the first day of relevant quarterly interest period. See the section below entitled “Reference Rate” for additional information about the Reference Rate and its determination.

Interest Payment Dates:
Interest is payable on the notes on the last business day of each April, July, October and January, beginning on July 31, 2014. However, if any such scheduled interest payment date is not a business day as scheduled, then the next day that is a business day shall be the relevant payment date and no additional interest shall accrue as a result of the postponement.

Interest:
During the first year of the notes (the “Fixed Rate Period”), the notes will pay interest at a fixed rate of 1% per annum, regardless of the performance of the Index.

Beginning during the second year of the term of the notes and from the period beginning on and including April 30, 2015 and ending on but excluding the interest payment date occurring on July 31, 2015, and each successive period beginning on and including an interest payment date and ending on but excluding the next succeeding interest payment date (the “Floating Rate Period”), the notes will pay interest at a floating rate per annum equal to three-month LIBOR plus a “Spread” of 1.75%, but only if the closing level of the Index on the applicable quarterly Index Observation Date is greater than or equal to the Buffer Level.  It is possible that you will receive no interest payments after the first year of the term of the notes.

The interest rate on the notes for any quarterly interest period will not be less than 0%. Interest on the notes will accrue on the basis of a 360-day year twelve 30-day months.

Index Observation Dates:	The date that is the third trading day preceding each interest payment date, beginning with the interest payment date occurring on July 31, 2015.

Interest Fixing Dates	Two London business days immediately prior to the beginning of the applicable Floating Rate Period. The initial Interest Fixing Date is expected to be April 28, 2015.

Pricing Date:	April 25, 2014

Settlement Date:	April 30, 2014

Valuation Date:	April 27, 2021

Maturity Date:	April 30, 2021, resulting in a term to maturity of approximately seven years.

Automatic Redemption:	The notes are not redeemable at our option or at the option of the noteholders.

CUSIP Number:	06366RTM7

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

The pricing date and the settlement date are subject to change.  The actual pricing date, settlement date, interest payment dates, valuation date and maturity date for the notes will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in the Notes

The following table and examples illustrate the hypothetical payment at maturity on a $1,000 investment in the notes.  The hypothetical returns set forth below are based on a hypothetical Initial Level of 1,000.00 and a Buffer Percentage of 25% (the Buffer Level is 75% of the Initial Level).  The hypothetical payment set forth below are for illustrative purposes only and may not be the actual payment applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis.

Hypothetical Final Level	Percentage Change	Payment at Maturity
2,000.00	100%	$1,000.00
1,500.00	50%	$1,000.00
1,250.00	25%	$1,000.00
1,150.00	15%	$1,000.00
1,100.00	10%	$1,000.00
1,000.00	0%	$1,000.00
900.00	-10%	$1,000.00
850.00	-15%	$1,000.00
750.00	-25%	$1,000.00
700.00	-30%	$950.00
650.00	-35%	$900.00
600.00	-40%	$850.00
500.00	-50%	$750.00
250.00	-75%	$500.00
0.00	-100%	$250.00

The following examples illustrate how the hypothetical amounts payable at maturity set forth in the above table are calculated.

The following examples illustrate how the returns set forth in the table above are calculated.

Example 1: The level of the Index decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 500.00, representing a Percentage Change of -50%.  Because the Percentage Change is negative and the hypothetical Final Level of 500.00 is less than the Initial Level by more than the Buffer Percentage of 25%, the investor receives a payment at maturity of $750 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + [$1,000 x (-50% + 25%)] = $750

In this example, the investor will lose a portion of its principal amount, and also will not be entitled to receive the final interest payment, because the closing level of the Index on the valuation date and the applicable Index Observation Date is less than the Buffer Level.

Example 2: The level of the Index decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 900.00, representing a Percentage Change of -10%.  Although the Percentage Change is negative, because the hypothetical Final Level of 900.00 is less than the Initial Level by not more than the Buffer Percentage of 25%, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.  The investor will also receive the final interest payment.

Example 3: The level of the Index increases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 1,500.00, representing a Percentage Change of 50%.  Because the hypothetical Final Level of 1,500.00 is positive, the investor receives a payment at maturity of $1,000 per $1,000 in principal amount of the notes.  The investor’s return is limited to the principal amount (plus the final interest payment), even though the level of the Index has substantially increased.

Examples of Hypothetical Interest Payments After the First Year of the Notes for a $1,000 Investment in the Notes

Calculation of Floating Rate Payments

The interest payments, if any, on each interest payment date (after the Fixed Rate Period) will be determined by multiplying $1,000 by the applicable interest rate, calculated on a 30/360 basis.  If, on an Index Observation Date, the closing level of the Index is less than the Buffer Level, then the interest rate for the relevant interest payment date will be equal to zero (0%).  If, on an Index Observation Date, the closing level of the Index is greater than or equal to the Buffer Level, then the interest rate for the relevant interest payment date will be the Reference Rate on the Interest Fixing Date plus the Spread.

The following examples demonstrate the impact of the level of the Index on the interest payments during the Floating Rate Period. The examples are based on:

•	a hypothetical Initial Level of 1,000;

•	a hypothetical Buffer Level of 750 (75% of the Initial Index Level);

•	a hypothetical Reference Rate of 0.25% on the applicable Interest Fixing Date; and

•	the Spread of 1.75%.

Example 1:

Initial Level	Buffer Level (Initial Level multiplied by 75%)	Closing Level of the Index on Index Observation Date	Interest Reference Rate on Interest Fixing Date	Spread	Interest Rate
1,000	750	600	0.25%	1.75%	0.00%
	Contingent Interest Payment (based on $1,000 Principal Amount)				$0.00

In this example, the closing level of the Index on the applicable Index Observation Date is 600, which is less than the Buffer Level.  Accordingly, the interest rate is 0%.  As a result, the interest payment for this interest payment date will be $0.

If the closing level of the Index on one or more Index Observation Date is less than the Buffer Level, your total return on the notes could be very limited.

Example 2:

Initial Level	Buffer Level (Initial Level multiplied by 75%)	Closing Level of the Index on Index Observation Date	Interest Reference Rate on Index Observation Date	Spread	Interest Rate
1,000	750	900	0.25%	1.75%	2.00%
	Contingent Interest Payment (based on $1,000 Principal Amount)				$5.00

In this example, the closing level of the Index on the applicable Index Observation Date is 900, which is less than the Initial Level, but greater than the Buffer Level.  Accordingly, the interest rate will be equal to the sum of the Reference Rate of 0.25% and the Spread of 1.75%, or 2.00%.  As a result, the interest payment for this interest payment date will be $5.00 (equivalent to approximately 0.50% of the principal amount for the quarterly interest period).

This example illustrates that you may receive a quarterly interest payment, even if the level of the Index has declined.

Example 3:

Initial Level	Buffer Level (Initial Level multiplied by 75%)	Closing Level of the Index on Index Observation Date	Reference Rate on Fixing Date	Spread	Interest Rate
1,000	750	1,300	0.25%	1.75%	2.00%
	Contingent Interest Payment (based on $1,000 Principal Amount)				$5.00

In this example, the closing level of the Index on the applicable Index Observation Date is 1,300, which is substantially greater than the Initial Level.  The interest rate will be equal to the sum of the Reference Rate of 0.25% and the Spread of 1.75%, or 2.00%.  As a result, the interest payment for this interest payment date will be $5.00 (equivalent to approximately 0.50% of the principal amount for the quarterly interest period).

This example illustrates that an investment in the notes may underperform an investment linked directly to increases in the level of the Index.

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Risk Factors” below, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated June 22, 2011: http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011: http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

RISK FACTORS

An investment in the notes involves risks.  This section describes significant risks relating to the terms of the notes.  The notes are a riskier investment than ordinary debt securities.  Before investing in the notes, you should read the following information about these risks, together with the other information contained in or incorporated by reference in the prospectus supplement and prospectus.

General Risks Relating to the Notes

You may lose some or substantially all of your investment in the notes. The payment at maturity is based on the Final Level, and whether the Final Level of the Index on the valuation date has declined from the Initial Level to a level that is less than the Buffer Level.  You will lose 1% of the principal amount of your notes for each 1% that the Final Level is less than the Buffer Level.  Accordingly, you could lose up to 75% of the principal amount of the notes.

You may not receive interest payments after the first year of the notes. The only positive return on the notes, if any, will be the interest payments. You will receive interest payments on the first four quarterly interest payment dates based on the fixed rate of 1% per annum.  However, you may not receive any interest payment on one or more of the interest payment dates thereafter.  After the first year of the notes, if the closing level of the Index on any Index Observation Date is less than the Buffer Level, you will not receive an interest payment on the applicable interest payment date. As a result, you may not receive any interest payments after the first year of the notes.

Your return on the notes is limited to the interest payments. In addition to the possible return of the principal amount, any positive return on the notes is limited to the fixed interest payments payable on the first four interest payment dates, and the potential interest payments thereafter if the level of the Index exceeds the Buffer Level.  Accordingly, the maximum rate of interest on the notes after the first year of their term will not exceed the sum of the Reference Rate plus the Spread.  This will be the case no matter how much the level of the Index may increase during the term of the notes.  Accordingly, it is possible that the return on the notes will be significantly less than the return of an investment in the securities included in the Index.

Your yield may be lower than the yield on a conventional debt security of comparable maturity.  The yield that you will receive on your notes, which could be negative, may be less than the yield you could earn if you purchased a standard senior debt security of Bank of Montreal with the same maturity date.  As a result, your investment in the notes may not reflect the full opportunity cost to you when you take into account factors such as inflation that affect the time value of money.

The notes may not have an active trading market.  Your notes will not be listed on any securities exchange, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.  If you sell your notes before maturity, you may suffer substantial losses.

The market value of your notes may be influenced by many unpredictable factors. The following factors, many of which are beyond our control, may influence the market value of your notes:

•	the level and volatility of the of the Index and the Reference Rate;

•	the dividend rates of the securities included in the Index;

•
economic, financial, political, military, regulatory, legal and other events that affect the securities markets generally and the U.S. markets in particular, and which may affect the level of the Index and the Reference Rate; and

•	interest rates in the market.

Payments on the notes are subject to our credit risk, and changes in our credit ratings may adversely affect the market value of the notes.  The notes are our senior unsecured debt securities.  The amounts payable on the notes are dependent upon our ability to repay our obligations on the applicable payment date.  This will be the case even if the level of the Index increases as of the valuation date, and is greater than or equal to the Buffer Level during the term of the notes.  No assurance can be given as to what our financial condition will be at any time during the term of the notes.

Our initial estimated value of the notes will be lower than the price to public. Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the agent’s commission, and the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.   The initial estimated value may be as low as the amount indicated on the cover page of this pricing supplement.

Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the pricing date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Index, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the pricing date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the pricing date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

Certain costs are likely to adversely affect the value of the notes. Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the agent’s commission and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely to be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

The amount to be paid at maturity and on each interest payment date will not be affected by all developments relating to the Index. The payment at maturity is based on the Final Level, and during the Floating Rate Period, interest will be payable based upon the level of the Index on each Index Observation Date.  Changes in the level of the Index on other dates will not be reflected in the determination of these payments, even if the Index has increased at other times, before decreasing to a level that is less than the Buffer Level on the applicable date.

We will not hold any shares of the securities represented by the Index for your benefit.  The indenture and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the securities represented by the Index that we or they may acquire.  Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including those securities.  Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those assets that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

You must rely on your own evaluation of the merits of an investment linked to the Index.  In the ordinary course of their business, our affiliates from time to time may express views on expected movements in the Index or its components, and may do so in the future.  These views or reports may be communicated to our clients and clients of our affiliates.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to the Index or its components may at any time have significantly different views from those of our affiliates.  For these reasons, you are encouraged to derive information concerning the Index or its components from multiple sources, and you should not rely on views expressed by our affiliates.  Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their business constitutes a recommendation as to the merits of an investment in the notes.

Our trading and other transactions relating to the Index or its components, futures, options or other derivative products may adversely affect the market value of the notes.  As described below under “Use of Proceeds and Hedging,” we or one or more affiliates may hedge our obligations under the notes by purchasing or selling the securities represented by the Index, exchange traded funds, futures or options relating to the Index, or other derivative instruments with returns linked or related to changes in the performance of the Index.  We or our affiliates may adjust these hedges by, among other things, purchasing or selling those assets at any time.  Although they are not expected to do so, any of these hedging activities may adversely affect the level of the Index, and therefore, the market value of the notes, the amount of interest payable on the notes and the amount payable at maturity.  It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities, even though the market value of the notes decreases.

We or one or more of our affiliates may also engage in trading relating to the Index on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers, including block trades.  Any of these activities could adversely affect the level of the Index and, therefore, the market value of the notes.  We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Index.  By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

Our business activities and the business activities of our affiliates may create conflicts of interest.  As noted above, we and our affiliates expect to engage in trading activities related to the Index or its components that are not for the account of holders of the notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management.  These trading activities, if they influence the level of the Index or the prices of its components, could be adverse to the interests of the holders of the notes.  We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the equity securities included in the Index, including making loans to or providing advisory services to those companies.  These services could include investment banking and merger and acquisition advisory services.  These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the notes.  Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Index or its components.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes.  Any of these activities by us or one or more of our affiliates may affect the level of the Index or the prices of its components and, therefore, the market value of the notes.

The calculation agent can postpone the determination of the closing level of the Index on each Index Observation Date or on the valuation date if a market disruption event occurs.  The determination of the closing level of the Index on the applicable Index Observation Date or the valuation date may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing with respect to the Index on the applicable Index Observation Date or the valuation date.  If such a postponement occurs, the calculation agent will use the closing level of the Index on the first subsequent trading day on which no market disruption event occurs or is continuing.  In no event, however, will the applicable Index Observation Date or the valuation date be postponed by more than ten trading days.  As a result, if a market disruption event occurs or is continuing on the applicable Index Observation Date or the valuation date, the applicable interest payment date or the maturity date for the notes could also be postponed, although not by more than ten trading days.

If the determination of the closing level of the Index on the applicable Index Observation Date or the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the closing level of the Index on the applicable Index Observation Date or the Final Level will be determined by the calculation agent.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index on the applicable Index Observation Date or the valuation date that would have prevailed in the absence of the market disruption event.  See “Description of the Notes—Market Disruption Events.”

As calculation agent, BMOCM will have the authority to make determinations that could affect the value of the notes, the amount of interest payable on the notes and the amount payable at maturity.  As calculation agent for your notes, BMOCM will have discretion in making various determinations that affect your notes, including whether any interest is payable after the first year of the notes, the Final Level, whether any market disruption events have occurred, and whether the Index has been materially changed or discontinued.  The exercise of this discretion by BMOCM could adversely affect the value of your notes and may present BMOCM, which is our wholly owned subsidiary, with a conflict of interest.

The historical performance of the Reference Rate or the Index should not be taken as an indication of its future performance. The level of the Reference Rate or the Index will determine the amount of interest to be paid on the notes on each interest payment date during the Floating Rate Period and the amount to be paid at maturity.  The historical performance of the Reference Rate or the Index does not necessarily give an indication of its future performance.  There can be no assurance that the closing level will be greater than or equal to the Buffer Level at any time during the terms of the notes or that the Final Level will be greater than or equal to the Buffer Level.  The level of the Reference Rate or the Index will be influenced by complex and interrelated political, economic, financial and other factors.

Significant aspects of the tax treatment of the notes are uncertain. The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.  Although the U.S. federal income tax treatment of the interest payments is uncertain, we intend to take the position that such interest payments constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

A 30% U.S. federal withholding tax will be withheld on interest payments paid to non-United States holders. While the U.S. federal income tax treatment of the notes (including proper characterization of the interest payments for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the interest payments paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI).  We will not pay any additional amounts in respect of such withholding.

Please read carefully the sections entitled “Supplemental Tax Considerations” in this pricing supplement, the section “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Insurance companies and employee benefit plans should carefully review the legal issues of an investment in the notes. Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended (the “Code”), including an IRA or Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes.  These issues are discussed in more detail in the section “Employee Retirement Income Security Act” below.

Risks Relating to the Index

You will have no ownership rights in the securities included in the Index.  As a holder of the notes, you will not have any ownership interest or rights in the securities included in the Index, such as voting rights or dividend payments. In addition, the issuers of the securities included in the Index will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the Index and the market value of the notes.

Changes that affect the Index will affect the market value of the notes, the amount of interest payable on the notes and the amount you will receive at maturity.  The policies of S&P Dow Jones Indices LLC (“S&P”), the sponsor of the Index, concerning the calculation of the Index, additions, deletions or substitutions of the components of the Index and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the Index and, therefore, could affect the level of the Index, the amount of interest payable on the notes, the market value of the notes prior to maturity, and the amount payable at maturity.  The amount of interest payable on the notes, the market value of the notes, and the amount payable at maturity could also be affected if S&P changes these policies, for example, by changing the manner in which it calculates the Index, or if S&P discontinues or suspends the calculation or publication of the Index, in which case it may become difficult to determine the market value of the notes.  If events such as these occur, or if the level of the Index is not available on any trading day and no successor index is selected, the calculation agent may determine the level of the Index—and thus the interest payment amount or the amount payable at maturity, as applicable — in a manner it considers appropriate, in its sole discretion. See “Description of the Notes—Adjustments to the Index” and “—Discontinuance of the Index” below.

We have no affiliation with S&P and will not be responsible for any actions taken by S&P.  S&P is not an affiliate of ours and will not be involved in the offering of the notes in any way.  Consequently, we have no control over the actions of S&P, including any actions of the type that would require the calculation agent to adjust the amount of interest payable on the notes or the payment to you at maturity.  S&P has no obligation of any sort with respect to the notes.  Thus, S&P has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from any issuance of the notes will be delivered to S&P.

Risks Relating to the Reference Rate

Changes in Banks’ Inter-bank Lending Rate reporting practices or the method pursuant to which LIBOR is determined may adversely affect the value of the notes. Concerns have been expressed that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in 2008 in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher interbank lending rates. As a result, the LIBOR rate-fixing process was changed by increasing the number of banks surveyed to set a LIBOR rate. As of February 1, 2014, Intercontinental Exchange Benchmark Administration Ltd. became responsible for determining LIBOR.  Future changes in the method under which the LIBOR rates are determined may occur, and result in a sudden or prolonged decrease in the reported LIBOR rates, which may adversely affect the level of interest payments on the notes after the first year of their term.

Floating rates of interest are uncertain and could be 0.0% or negative. Floating interest rates, by their very nature, fluctuate, and may be 0.0% or negative. In such instance, the interest payment, if any, after the first year of the term of the notes could equal the Spread, or be less than the Spread.  Also, in certain economic environments, floating rates of interest may be less than fixed rates of interest for instruments with a similar credit quality and term. As a result, the return you receive on your notes may be less than a fixed rate notes issued for a similar term by a comparable issuer.

DESCRIPTION OF THE NOTES

This pricing supplement and the accompanying prospectus dated June 22, 2011 relating to the notes, should be read together.  Because the notes are part of a series of our senior debt securities called Senior Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus should also be read together with the accompanying prospectus supplement, dated June 22, 2011.  Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or the accompanying prospectus supplement, unless the context requires otherwise.

The notes will be issued in book-entry form through The Depository Trust Company.  Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer—Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

The notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series B” that we may issue from time to time under the senior indenture, dated as of January 25, 2010, between Bank of Montreal and Wells Fargo Bank, National Association, as trustee.  Terms that apply generally to our medium term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement.  The terms described in this pricing supplement supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described in this pricing supplement are controlling.

If any payment date, including the maturity date, falls on a day that is not a business day, we will pay the required payment on the first subsequent business day, and no additional interest will accrue on the notes as a result.

Payment at Maturity

At maturity, subject to our credit risk as issuer of the notes, investors will receive a cash payment that is based on the performance of the Index.  The payment at maturity will depend upon the Percentage Change of the Index.  The “Percentage Change” will be calculated as follows (and expressed as a percentage):

Final Level – Initial Level
Initial Level

The “Initial Level” will be determined on the pricing date, and set forth in the final pricing supplement relating to the notes.

The “Final Level” will be the closing level of the Index on the valuation date.

The “Buffer Level” will equal 75% of the Initial Level.

If the Final Level is greater than or equal to the Buffer Level, then investors will receive at maturity the principal amount of the notes, plus any accrued and unpaid interest.

However, if the Final Level is less than the Buffer Level, then the amount that investors will receive at maturity, in addition to any accrued and unpaid interest, will equal:

Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]

In this case, if the Final Level is less than the Buffer Level, investors will lose 1% of their principal amount for each 1% that the level of the Index decreases by more than 25% from its level on the pricing date. An investor in the notes may lose up to 75% of its principal at maturity.

Valuation Date

The valuation date will be April 27, 2021. If the calculation agent determines that a market disruption event (as defined below) occurs or is continuing on the scheduled valuation date, the Final Level will be described in “—Market Disruption Events” below.

Interest

During the first year of the notes, the notes will pay interest on the first four quarterly interest payment dates based on a fixed rate of 1% per annum, regardless of the performance of the Index.

During remaining term of the notes, the notes will pay interest at a floating rate per annum equal to the Reference Rate plus the Spread, if the closing level of the Index on the applicable quarterly Index Observation Date is greater than or equal to the Buffer Level.  If the closing level of the Index on any Index Observation Date is less than the Buffer Level, you will not receive an interest payment on the applicable interest payment date. It is possible that you will receive no interest payments after the first year of the term of the notes.

Interest will be payable to holders of record on the 3rd business day before each interest payment date.  However, the final interest payment, if payable, will be payable to the persons entitled to receive the payment at maturity.

An interest payment date during the Floating Rate Period will be postponed by the same number of trading days as the applicable Index Observation Date if, on that scheduled Index Observation Date, a market disruption event occurs or is continuing as described below.  However, no additional interest will accrue as a result of that postponement.

Maturity Date

The maturity date will be April 30, 2021. The maturity date will be postponed by the same number of trading days as the valuation date if, on the scheduled valuation date, a market disruption event occurs or is continuing as described below.  However, no interest will accrue past the maturity date.

Certain Definitions

A “business day” means a day of the week other than Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law or executive order to close in New York City, Toronto, or Montreal.

A “trading day” is any day, as determined by the calculation agent, on which trading is generally conducted on the New York Stock Exchange and The NASDAQ Stock Market.

Market Disruption Events

If the calculation agent determines that, on any Index Observation Date or the valuation date, a market disruption event has occurred or is continuing with respect to the Index, the calculation agent may postpone the determination of the level of the Index.  If such a postponement occurs, the calculation agent will use the closing level of the Index on the first subsequent trading day on which no market disruption event occurs or is continuing.  However, in no event will the applicable Index Observation Date or the valuation date be postponed by more than ten trading days.

If the applicable Index Observation Date or the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will be the applicable Index Observation Date or valuation date, and the calculation agent will determine the closing level of the Index.  In such an event, the calculation agent will make a good faith estimate in its sole discretion of the closing level of the Index on that date that would have prevailed in the absence of the market disruption event.

Any of the following will be a market disruption event, in the sole discretion of the calculation agent:

•	a suspension, absence or limitation of trading in Index components constituting 20% or more, by weight, of the Index;

•	a suspension, absence or limitation of trading in futures or options contracts relating to the Index on their respective markets;

•
any event that disrupts or impairs the ability of market participants to (i) effect transactions in, or obtain market values for, Index components constituting 20% or more, by weight, of the Index, or (ii) effect transactions in, or obtain market values for, futures or options contracts relating to the Index on their respective markets;

•
the closure on any day of the primary market for futures or options contracts relating to the Index or Index components constituting 20% or more, by weight, of the Index on a scheduled trading day prior to the scheduled weekday closing time of that market (without regard to after hours or any other trading outside of the regular trading session hours) unless such earlier closing time is announced by the primary market at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such primary market on such scheduled trading day for such primary market and (ii) the submission deadline for orders to be entered into the relevant exchange system for execution at the close of trading on such scheduled trading day for such primary market;

•
any scheduled trading day on which (i) the primary markets for Index components constituting 20% or more, by weight, of the Index or (ii) the exchanges or quotation systems, if any, on which futures or options contracts on the Index are traded, fails to open for trading during its regular trading session; or

•
any other event, if the calculation agent determines that the event interferes with our ability or the ability of any of our affiliates to unwind all or a portion of a hedge with respect to the notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

Adjustments to the Index

If at any time the method of calculating a closing level of the Index is changed in a material respect, or if the Index is in any other way modified so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York City on the applicable trading day, make such calculations and adjustments as, in the good faith judgment of the calculation agent, necessary in order to arrive at a level comparable to the level of the Index as if those changes or modifications had not been made.  Accordingly, if the method of calculating the level of the Index is modified so that the level of the Index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the Index), then the calculation agent will adjust the Index in order to arrive at a level as if it had not been modified (e.g., as if such split had not occurred).

Discontinuance of the Index

If S&P discontinues publication of the Index, and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and to us, the calculation agent will substitute the successor index as calculated by S&P or any other entity in order to calculate the applicable closing level of the Index.

Upon any selection by the calculation agent of a successor index, the calculation agent will provide written notice to the trustee of the selection, and the trustee will furnish written notice thereof, to each holder, or in the case of global notes, the depositary, as holder of the global notes.

If a successor index is selected by the calculation agent, that successor index will be used as a substitute for the Index for all purposes, including for purposes of determining whether a market disruption event exists with respect to that index.

If S&P discontinues publication of the Index and the calculation agent determines, in its sole discretion, that no successor index is available in order to calculate the applicable closing level, then the calculation agent will determine the applicable closing level in accordance with the formula for and method of calculating the Index last in effect prior to the discontinuance, without rebalancing or substitution, using the closing price (or, if trading in the relevant underlying securities of the Index have been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for that suspension or limitation) at the close of the principal trading session of the relevant exchange on that date of each security most recently comprising the Index.

Notwithstanding these alternative arrangements, material modification of the Index or discontinuance of the publication of the Index may adversely affect trading in the notes.

Events of Default

In case an event of default with respect to the notes shall have occurred and be continuing during the Fixed Rate Period, we will repay the principal amount and accrued interest on the notes.  In case an event of default with respect to the notes shall have occurred and be continuing during the Floating Rate Period, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount of cash equal to the amount payable as described under the caption “—Payment at Maturity,” calculated as if the date of acceleration were the valuation date, together with any accrued and unpaid interest through the date of acceleration.

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to the depositary, of the amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Role of Calculation Agent

The calculation agent will make all determinations regarding the closing level of the Index, the interest payable on each interest payment date, market disruption events, trading days, business days and all amounts payable on your notes.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.  You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

We have initially appointed our affiliate, BMOCM as the calculation agent. We may change the calculation agent at any time without notifying investors, and BMOCM may resign as calculation agent at any time upon 60 days written notice to us.

Listing

The notes will not be listed on any securities exchange.

THE S&P 500® INDEX

All disclosures contained in this pricing supplement regarding the Index, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P. S&P, which owns the copyright and all other rights to the Index, has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of S&P discontinuing publication of the Index are discussed in the section entitled “Description of the Notes—Discontinuance of the Index.” Neither we nor BMOCM accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of January 31, 2014, 392 companies included in the  Index traded on the New York Stock Exchange, and 108 companies included in the Index traded on The NASDAQ Stock Market. On January 31, 2014, the average market capitalization of the companies included in the Index was $33.75 billion. As of that date, the largest component of the Index had a market capitalization of $450.41 billion, and the smallest component of the Index had a market capitalization of $2.96 billion.

S&P chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the  Index included in each group as of January 31, 2014, indicated in parentheses: Consumer Discretionary (12.3%); Consumer Staples (9.6%); Energy (10.0%); Financials (16.2%); Health Care (13.5%); Industrials (10.8%); Information Technology (18.8%); Materials (3.5%); Telecommunication Services (2.3%); and Utilities (3.1%). S&P from time to time, in its sole discretion, may add companies to, or delete companies from, the Index to achieve the objectives stated above.

S&P calculates the Index by reference to the prices of the constituent stocks of the Index without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the Index constituent stocks and received the dividends paid on those stocks.

Computation of the Index

While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the payments on the notes.

Historically, the market value of any component stock of the Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Index  to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the Index  did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Index .

Under float adjustment, the share counts used in calculating the Index  reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the Index.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Index is calculated using a base-weighted aggregate methodology. The level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index  is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Index, and do not require index divisor adjustments.

To prevent the level of the Index from changing due to corporate actions, corporate actions which affect the total market value of the Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Index remains constant and does not reflect the corporate actions of individual companies in the Index. Index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

License Agreement

We and S&P have entered into a non-exclusive license agreement providing for the license to us and certain of our affiliates, in exchange for a fee, of the right to use the Index, in connection with certain securities, including the notes. The Index is owned and published by S&P.

The license agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, Standard and Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”).  S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Index to track general market performance.  S&P Dow Jones Indices’ only relationship to us with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors.  The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes.  S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing or calculating the Index.  S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes.  There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns.  S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes.  In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index.  It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by Bank of Montreal. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. The notes are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the notes.

Historical Performance of the Index

The following table sets forth the quarter-end high and low closing levels for the Index from the first quarter of 2011 through March 5, 2014.

The historical levels of the Index are provided for informational purposes only.  You should not take the historical levels of the Index as an indication of its future performance, which may be better or worse than the levels set forth below.

Closing Levels of the Index

		High	Low
2011	First Quarter	1,343.01	1,256.88
	Second Quarter	1,363.61	1,265.42
	Third Quarter	1,353.22	1,119.46
	Fourth Quarter	1,285.09	1,099.23

2012	First Quarter	1,416.51	1,277.06
	Second Quarter	1,419.04	1,278.04
	Third Quarter	1,465.77	1,334.76
	Fourth Quarter	1,461.40	1,353.33

2013	First Quarter	1,569.19	1,457.15
	Second Quarter	1,669.16	1,541.61
	Third Quarter	1,695.53	1,614.08
	Fourth Quarter	1,849.44	1,842.41

2014	First Quarter (through March 5, 2014)	1,873.91	1,741.89

THE REFERENCE RATE

The Reference Rate is the London interbank offered rate for deposits in U.S. dollars with a 3-month maturity. The notes will reference the offered rate appearing on Reuters page “LIBOR01” (or any successor page) as of 11:00 A.M., London time, on the relevant Interest Fixing Date, for deposits of U.S. Dollars with a 3-month maturity beginning on the first day of relevant quarterly interest period.

If the rate described above does not appear on that page, 3-month USD LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant Interest Fixing Date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: deposits of the U.S. Dollars with a 3-month maturity, beginning on the relevant Interest Fixing Date, and in an amount, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time (a “representative amount”). The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, 3-month USD LIBOR for the relevant Interest Fixing Date will be the arithmetic mean of the quotations.

If fewer than two quotations are provided as described above, 3-month USD LIBOR for the relevant Interest Fixing Date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., in The City of New York, on that Interest Fixing Date, by three major banks in that financial center selected by the calculation agent: loans of U.S. Dollars having a 3-month maturity, beginning on the first day of the relevant quarterly interest period and in a representative amount.

If fewer than three banks selected by the calculation agent are quoting as described in the immediately preceding paragraph, 3-month USD LIBOR will be a rate determined by the calculation agent in a manner it considers commercially reasonable under the circumstances.

Historical Performance of the Reference Rate

The following graph sets forth the monthly historical performance of the Reference Rate in the period from January 2010 through March 2014. Any historical upward or downward trend in the Reference Rate during any period set forth below is not an indication that the Reference Rate is more or less likely to increase or decrease at any time over the term of the notes. On March 5, 2014, the Reference Rate was 0.23%.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the accompanying prospectus and the accompanying prospectus supplement under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our respective obligations under the notes as described below.

We or our affiliates expect to enter into hedging transactions involving, among other transactions, purchases or sales of the securities included in the Index, or listed or over-the-counter options, futures and other instruments linked to the Index or its components.  In addition, from time to time after we issue the notes, we or our affiliates expect to enter into additional hedging transactions and to unwind those we have entered into in connection with the notes.  Consequently, with regard to the notes, we or our affiliates from time to time expect to acquire or dispose of shares of the securities included in the Index, exchange traded funds, or positions in listed or over-the-counter options, futures or other instruments linked to the Index or its components.

We or our affiliates may acquire a long position in securities similar to the notes from time to time and may, in our or their sole discretion, hold, resell or repurchase those securities.

In the future, we or our affiliates expect to close out hedge positions relating to the notes and possibly relating to other securities or instruments with returns linked to the Index or its components.  We expect these steps may involve sales of shares of the securities included in the Index or instruments linked to the Index or its components on or shortly before the valuation date, or at other times during the term of the notes, such as the Index Observation Dates.  These steps may also involve transactions of the type contemplated above.  Notwithstanding the above, we are permitted to and may choose to hedge in any manner not stated above; similarly, we may elect not to enter into any such transactions.  Investors will not have knowledge about our hedging positions.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account.  No holder of any notes will have any rights or interest in our hedging activity or any positions we or any counterparty may take in connection with our hedging activity.

SUPPLEMENTAL TAX CONSIDERATIONS

Supplemental Canadian Tax Considerations

For a summary of Canadian tax considerations relevant to an investment in the notes, please see the sections entitled “Canadian Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” in the accompanying prospectus supplement.

Supplemental U.S. Federal Income Tax Considerations

The following is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). Except as otherwise noted under “Non-United States Holders” and “Foreign Account Tax Compliance Act” below, it applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In addition, the discussion below assumes that an investor in the notes will be subject to a significant risk that it will lose a significant amount of its investment in the notes.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

We will not attempt to ascertain whether the issuer of any of the component stocks included in the Index would be treated as a “passive foreign investment company” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), or a “U.S. real property holding corporation” within the meaning of Section 897 of the Code. If the issuer of one or more of such stocks were so treated, certain adverse U.S. federal income tax consequences could possibly apply. You should refer to any available information filed with the SEC by the issuers of the component stocks included in the Index and consult your tax advisor regarding the possible consequences to you in this regard.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this pricing supplement as a pre-paid cash-settled contingent income-bearing derivative contract linked to the Index for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization. Although the U.S. federal income tax treatment of the interest payments is uncertain, we intend to take the position, and the following discussion assumes, that such interest payments (including any interest payment paid on or with respect to the maturity date) constitute taxable ordinary income to a United States holder at the time received or accrued in accordance with the holder’s regular method of accounting. If the notes are so treated, a United States holder should generally recognize capital gain or loss upon the sale or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time (other than amounts properly attributable to any interest payment, which would be taxed, as described above, as ordinary income) and the holder’s tax basis in the notes.  In general, a United States holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual United States holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument. As the notes have a term that exceeds one year, such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes irrespective of the interest payments, if any, paid on the notes.  In addition, any gain a holder might recognize upon the sale or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest that same holder included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in other tax consequences that are different from those described above.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the notes should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis irrespective of any interest payments, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently irrespective of any interest payments and this could be applied on a retroactive basis.  The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments.  Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.  We intend to treat the notes for U.S. federal income tax purposes in accordance with the treatment described in this pricing supplement unless and until such time as the Treasury and Internal Revenue Service determine that some other treatment is more appropriate.

Backup Withholding and Information Reporting.  Please see the discussion under “United States Federal Income Taxation—Other Considerations—Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Non-United States Holders.  The following discussion applies to non-United States holders of the notes. A non-United States holder is a beneficial owner of a Note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

While the U.S. federal income tax treatment of the notes (including proper characterization of the interest payments for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the interest payments paid to a non-United States holder unless such payments are effectively connected with the conduct by the non-United States holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-United States holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-United States holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-United States holders.  A non-United States holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the interest payments under U.S. federal income tax laws and whether such treaty rate or exemption applies to such payments.  No assurance can be provided on the proper characterization of the interest payments for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-United States holders must consult their tax advisors in this regard.

A non-United States holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including for the avoidance of doubt any amounts properly attributable to any interest payment which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a United States holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-United States holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-United States holder.  Under proposed Treasury Department regulations, payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax. Prospective investors should consult their own tax advisors in this regard.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) will impose a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with Treasury to collect and provide to Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA.  In addition, the notes may constitute a “financial account” for these purposes and thus, be subject to information reporting requirements pursuant to FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.  Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements will generally apply to U.S. source periodic payments made after June 30, 2014 and to payments of gross proceeds from a sale or redemption made after December 31, 2016. If we determine withholding is appropriate with respect to the notes, we will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding.  However, the withholding tax will not be imposed on payments pursuant to obligations outstanding as of July 1, 2014.  Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes.  Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan.  A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption.  Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S., or other laws (“Similar Laws”).

The acquisition of notes by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the notes are acquired pursuant to an applicable exemption.  The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of notes.  These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities offered hereby, provided that neither the issuer of notes offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “Service Provider Exemption”).  Any Plan fiduciary relying on the Service Provider Exemption and purchasing the notes on behalf of a Plan must initially make a determination that (x) the Plan is paying no more than, and is receiving no less than, “adequate consideration” in connection with the transaction and (y) neither we nor any of our affiliates directly or indirectly exercises any discretionary authority or control or renders investment advice with respect to the assets of the Plan which such fiduciary is using to purchase, both of which are necessary preconditions to reliance on the Service Provider Exemption.  If we or any of our affiliates provides fiduciary investment management services with respect to a Plan’s acquisition of the notes, the Service Provider Exemption may not be available, and in that case, other exemptive relief would be required as precondition for purchasing the notes.  Any Plan fiduciary considering reliance on the Service Provider Exemption is encouraged to consult with counsel regarding the availability of the exemption.  There can be no assurance that any of the foregoing exemptions will be available with respect to any particular transaction involving the notes, or that, if an exemption is available, it will cover all aspects of any particular transaction.

Because we or our affiliates may be considered to be a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is not otherwise prohibited.  Except as otherwise set forth in any applicable pricing supplement, by its purchase of any notes, each purchaser (whether in the case of the initial purchase or in the case of a subsequent transferee) will be deemed to have represented and agreed by its purchase and holding of the notes offered hereby that either (i) it is not and for so long as it holds a note, it will not be a Plan, a Plan Asset Entity, or a Non-ERISA Arrangement, or (ii) its purchase and holding of the notes will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or, in the case of such a Non-ERISA Arrangement, under any Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing notes on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the Service Provider Exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable.  Purchasers of notes have exclusive responsibility for ensuring that their purchase and holding of notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws.  The sale of any notes to a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will purchase the notes at an agreed discount to the initial price to public.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to the Index or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use this pricing supplement in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately six months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the pricing date will be determined based on market conditions at that time.